UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98872F 105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10250 Constellation Blvd, Suite 2300

Los Angeles, CA 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 2 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 413,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 413,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 3 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC, L.P. 56-2551443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 4 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC II, L.P. 46-2050813
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,595 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 239,595 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,595 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 5 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC LLC 80-0898195
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 6 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC II LLC 46-2041177
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,595 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 239,595 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,595 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 7 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,337 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 168,337 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,337 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 8 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 413,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 413,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 9 OF 16 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 413,132 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 413,132 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,132 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 10 OF 16 PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016, by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) RMCP PIV DPC, L.P., a Delaware limited partnership (“DPC PIV”), (iii) RMCP PIV DPC II, L.P., a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), (iv) RMCP DPC LLC, a Delaware limited liability company (“DPC LLC”), (v) RMCP DPC II LLC, a Delaware limited liability company (“DPC II LLC”), (vi) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (vii) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (viii) Willem Mesdag, a natural person and citizen of the United States of America, as amended by Amendment No. 1 thereto, filed with the SEC by the Reporting Persons (as defined herein) on March 8, 2017, and Amendment No. 2 thereto, filed with the SEC by the Reporting Persons on September 11, 2019, with respect to the common stock, par value $0.001 per share (“Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by the Reporting Persons (as defined herein) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On September 30, 2019, Yuma issued 37,045 shares of Series D Preferred Stock to DPC PIV II as a payment-in-kind-dividend.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 6 below is hereby incorporated by reference in response to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

DPC PIV beneficially owns, in the aggregate, 168,337 shares of Common Stock, which represent approximately 10.8% of the outstanding Common Stock.(1) DPC PIV has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 168,337 shares of Common Stock.

Because DPC LLC may be deemed to control DPC PIV, DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC PIV. As a result, DPC LLC may be deemed to beneficially own, in the aggregate, 168,337 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

Because RMCP GP may be deemed to control DPC LLC, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC LLC. As a result, RMCP GP may be deemed to beneficially own, in the aggregate, 168,337 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,551,989 shares of Common Stock outstanding as of August 16, 2019, as reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on August 16, 2019. In addition, the calculation of the percentage ownership of each of DPC PIV II, DPC II LLC, RMCP LLC, RMCM and Mr. Mesdag also includes and gives effect to the issuance of the Convertible Shares (as defined herein) at the conversion rate reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on August 16, 2019.

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 11 OF 16 PAGES

DPC PIV II beneficially owns, in the aggregate, 2,136,670 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma (“Series D Preferred Stock”). Each share of Series D Preferred Stock is convertible at the option of the holder at any time or upon certain mandatory triggering events into a number of shares of Common Stock determined by dividing the original issue price, which was $11.0741176, by the then current conversion price, which was $98.7571635 as of August 16, 2019, as reported by Yuma in its Quarterly Report on Form 10-Q that was filed with the SEC on August 16, 2019. Assuming full conversion of the Series D Preferred Stock as of the date hereof at the conversion rate described above, DPC PIV II would beneficially own, in the aggregate, 239,595 shares of Common Stock (the “Convertible Shares”), which represent approximately 13.4% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares. DPC PIV II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,136,670 shares of Series D Preferred Stock and all of the Convertible Shares.

Because DPC II LLC may be deemed to control DPC PIV II, DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all Common Stock beneficially owned by DPC PIV II. As a result, DPC II LLC may be deemed to beneficially own, in the aggregate, 239,595 shares of Common Stock, representing approximately 13.4% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

RMCP LLC beneficially owns, in the aggregate, 5,200 shares of Common Stock, which represent approximately 0.3% of the outstanding Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 5,200 shares of Common Stock.

Because each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to control each of RMCP GP and DPC II LLC, each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP GP and DPC II LLC. Furthermore, because of each RMCM and Mr. Mesdag may be deemed to control RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP LLC. As a result, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, in the aggregate, 413,132 shares of Common Stock, representing approximately 23.1% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

The shares of Common Stock reported above give effect to the reverse stock split effected by Yuma on July 3, 2019 pursuant to which one share of Common Stock was issued for fifteen shares of Common Stock.

Other than shares of Common Stock beneficially owned by the DPC Funds and RMCP LLC as reported above, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock.

Each of the DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 12 OF 16 PAGES

deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this 13D, and each of the Reporting Persons disclaims beneficial ownership of the 1,136 shares of Common Stock that Mr. Teets may be deemed to beneficially own that were issued to him in connection with his prior service on the board of directors of Yuma.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to include the following information:

On September 30, 2019, Yuma and certain of its subsidiaries entered into a Restructuring and Exchange Agreement (the “Restructuring Agreement”) with RMCP LLC, the DPC Funds and YE Investment LLC, a Delaware limited liability company (“YE”) and the affiliate of RMCP LLC that acquired the Senior Secured Debt, which provides for (i) the modification (the “Loan Modification”) of Yuma’s credit facility as discussed below under the section titled “Loan Modification Agreement”; (ii) the exchange (the “Note Exchange”) of the promissory note evidencing the Modified Note (as defined below) for a convertible note (the “Convertible Note”) with a principal amount of $1.4 million, an interest rate of 5% per annum, payable monthly beginning in January 2020, a maturity date of December 31, 2022, and that is convertible in shares of Common Stock, at a conversion price of $0.1288668927422 per share, and the related elimination by YE of a $360,588 outstanding hedge obligation; and (iii) the amendment and restatement of the Certificate of Designation of the Series D Convertible Preferred Stock (the “Certificate of Designation”) to provide for a reduction of the conversion price of the Series D Preferred Stock, from $98.7571635 to $1.44372 per share, and certain other modifications (the “COD Amendment” and collectively with the Loan Modification and the Note Exchange, the “Transactions”).

Consummation of the Transactions is subject to several closing conditions, including (i) approval of the COD Amendment by a majority of the outstanding voting securities of Yuma; (ii) approval of the issuance of the shares of Common Stock issuable upon conversion of the Convertible Note (the “Resulting Shares”) by a majority of the voting securities of Yuma represented in person or by proxy provided that a quorum is present; (iii) approval of the issuance of the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock (the “COD Shares”) by a majority of the voting securities of Yuma represented in person or by proxy provided that a quorum is present; (iv) the absence of any injunction or other legal restraint preventing or making illegal the Transactions; (v) the accuracy of the representations and warranties and compliance with their respective covenants of each of Yuma, RMCP LLC, the DPC Funds and YE; (vi) the absence of a material adverse effect on Yuma; (vii) the execution and delivery of a customary Registration Rights Agreement (see below); and (viii) the execution and delivery of a customary Board Rights Agreement (see below). If the closing conditions are satisfied and the closing occurs pursuant to the Restructuring Agreement, Red Mountain expects to convert the shares of Series D Preferred Stock to the COD Shares after the COD Amendment becomes effective.

If the closing conditions are satisfied and the closing occurs pursuant to the Restructuring Agreement, Red Mountain and its affiliates would hold approximately 90% of Yuma’s outstanding Common Stock, assuming the conversion of the Convertible Note and the Series D Preferred Stock into the Resulting Shares and the COD Shares, respectively, which would constitute a change of control of Yuma.

The Restructuring Agreement provides that during the period from the execution date until the closing of the Transactions, Yuma will be subject to certain restrictions on its ability to solicit alternative business proposals from third parties, to provide non-public information to third parties, and to engage in discussions with third parties regarding alternative business combination proposals, subject to customary exceptions. Under the Restructuring Agreement, an alternative business proposal means any proposal that involves the acquisition of 20% or more of Yuma’s equity interests or assets.

The Restructuring Agreement provides that, subject to certain terms and conditions, Yuma will as promptly as reasonably practicable hold a stockholders meeting for the purpose of approving the COD Amendment, the issuance of the Resulting Shares and the issuance of the COD Shares.

The Restructuring Agreement includes a termination date of December 31, 2019, which may be extended by any party in certain circumstances.

In connection with the closing of the Transactions, Yuma will enter into a customary registration rights agreement (the “Registration Rights Agreement”) with RMCP LLC, the DPC Funds and YE containing provisions by which Yuma will, among other things and subject to certain restrictions, file a registration statement with the SEC providing for the registration of the shares of Common Stock issuable upon conversion of the Convertible Note and shares of Common Stock issuable upon conversion of the Series D Preferred Stock and to cooperate in certain underwritten offerings thereof.

In connection with the closing of the Transactions, Yuma will enter into a customary board representation rights agreement (the “Board Rights Agreement”) with RMCP LLC containing provisions by which RMCP LLC has the right but not the obligation to nominate up to four directors to the Board. On September 30, 2019, the Board of Directors (the “Board”) of Yuma increased the size of the Board from three members to four members and appointed J. Christopher Teets to fill the vacancy. Mr. Teets would be counted as one of the four directors that RMCP LLP has the right to nominate to the Board upon effectiveness of the Board Rights Agreement.

Also, in connection with the Transactions, Yuma and YE agreed to negotiate in good faith an amended and restated credit agreement (the “A&R Credit Agreement”) providing for an uncommitted delayed draw term loan with (i) a principal amount of up to $2.0 million, (ii) an interest rate of 10%, payable monthly, (iii) a maturity date of September 30, 2022, and (iv) a prepayment penalty of 10% of the principal amount repaid.

The foregoing description of the Restructuring Agreement is qualified in its entirety by reference the full text of the Restructuring Agreement, which is filed as Exhibit 8 to this Schedule 13D and is hereby incorporated herein by reference. The Restructuring Agreement is filed herewith to provide readers with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Restructuring Agreement were made as of the date of the Restructuring Agreement only and are in certain instances qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Restructuring Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Restructuring Agreement. Moreover, certain representations and warranties in the Restructuring Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, readers should not rely on the representations and warranties in the Restructuring Agreement, as characterizations of the actual statements of fact about the parties.

Loan Modification Agreement

On September 30, 2019, in consideration of the Restructuring Agreement, Yuma and certain of its subsidiaries (collectively, the “Borrowers”) entered into a loan modification agreement (the “Loan Modification Agreement”) with YE which amends the credit agreement dated as of October 26, 2016 (the “Original Credit Agreement”) by and among the Lender party thereto, YE as Administrative Agent (in such capacity, the “Agent”), and the Borrowers, as amended or modified by (A) the First Amendment to Credit Agreement and Borrowing Base Redetermination dated as of May 19, 2017, (B) the Second Amendment to Credit Agreement and Borrowing Base Redetermination dated as of May 8, 2018, (C) the Waiver and Third Amendment to Credit Agreement dated as of July 31, 2018, (D) the Limited Waiver dated as of August 30, 2018, in each case among the Lenders, the Agent and the Borrowers, and (E) and the Successor Agent and Issuing Bank Agreement dated as of September 10, 2019 (the agreements in (A) through (E), the “Default Documents”, and the Original Credit Agreement as so amended or modified by the Default Documents, the “Credit Agreement”). The Loan Modification Agreement, among other things, modified the loans outstanding under the Credit Agreement (the “Modified Note”) in that it (i) reduced the outstanding principal balance from approximately $32.8 million, plus accrued and unpaid interest and expenses, to $1.4 million with the forgiveness of approximately $31.4 million plus the accrued and unpaid interest and expenses, (ii) increased the interest rate to 10% per annum payable quarterly until December 31, 2019 and monthly beginning in January 2020, (iii) extended the maturity date to September 30, 2022, and (iv) added an event of default if the Transactions, among other events, do not occur on or before September 30, 2020.

The foregoing description of the Loan Modification Agreement does not purport to be complete and is qualified in its entirety by reference the full text of the Loan Modification Agreement, which is filed as Exhibit 9 to this Schedule 13D and is hereby incorporated herein by reference.

Voting Agreement

In connection with the Restructuring Agreement, on September 30, 2019, Yuma entered into a voting agreement (the “Voting Agreement”) with the DPC Funds and RMCP LLC pursuant to which the DPC Fund and RMCP LLC have agreed, among other things, to vote all shares of Common Stock and Series D Preferred Stock owned by each of them in favor of the COD Amendment, the issuance of the Resulting Shares and the issuance of the COD Shares.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference the full text of the Voting Agreement, which is filed as Exhibit 10 to this Schedule 13D and is hereby incorporated herein by reference.

Forbearance Agreement

Prior to entering into the Restructuring Agreement, on September 16, 2019, the Borrowers entered into a forbearance agreement (the “Forbearance Agreement”) with YE with respect to the Credit Agreement. Under the Forbearance Agreement, YE agreed that until October 26, 2019 or the earlier termination of the Forbearance Agreement, to forbear from exercising its rights and remedies under or in connection with the Credit Agreement against the Borrowers arising from certain defaults and events of defaults under the Credit Agreement.

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 13 OF 16 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

8	Restructuring and Exchange Agreement dated September 30, 2019, by and among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., Red Mountain Capital Partners LLC, RMCP PIV DPC, LP, RMCP PIV DPC II, LP, and YE Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

9	Loan Modification Agreement dated September 30, 2019, by and among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., and YE Investment LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

10	Voting Agreement dated September 30, 2019, by and among Yuma Energy, Inc. and the Stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 14 OF 16 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2019

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP PIV DPC, L.P.

By:	RMCP DPC LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP PIV DPC II, L.P.

By:	RMCP DPC II LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP DPC LLC

By:	RMCP GP LLC, its managing member

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP DPC II LLC

By:	Red Mountain Capital Partners LLC, its managing member

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 15 OF 16 PAGES

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 16 OF 16 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 7, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 7, 2016)

2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. with the SEC on February 16, 2016)

3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 6, 2016)

4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

6	Confidentiality Agreement, dated as of March 2, 2017, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 8, 2017)

7	Letter of Intent, dated as of September 10, 2019, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons with the SEC on September 11, 2019)

8	Restructuring and Exchange Agreement dated September 30, 2019, by and among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., Red Mountain Capital Partners LLC, RMCP PIV DPC, LP, RMCP PIV DPC II, LP, and YE Investment LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

9	Loan Modification Agreement dated September 30, 2019, by and among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., and YE Investment LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).

10	Voting Agreement dated September 30, 2019, by and among Yuma Energy, Inc. and the Stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by filed by Yuma Energy, Inc. with the SEC on October 2, 2019).